Exhibit 1K-3B

BOARD RESOLUTION Rbereas At Motor Vehicles _Inc shall continue to operate in its research and development of an electric motor vehicle: Whereas authority to create separate and distinct classes of common stock is necessary for A riis Motor Vehicles, Ire to continue raising funds for further cPperations while maintaining vofing control; NOW THEREFORE_ BE IT RESOLVE) that the Board of Directors of .A.ths Motor Vehicles, Inc hereby authorizes the creation of the following classes of common stock: Class A Class A common stock has I vote per share. This Class A classification shall be applied to all issued common stock unless noted othemise. Class B Class B common stock has no voting power. This Class B classification is reserved for future issues of common stock_ Class C Class C common stock is Non-participating Preferred Common Stock_ This Class C common stock has 1 vote per share. Class C stock receives non-participating preferred Liquidation preference. Upon a sale or transfer of Class C stock, Class C stock shall be converted to Class A stock. Holder of Class C stock has the right to a board seat. Class D Class D classification of common stock has 10 votes per share_ This Class D classification may be used for future issues of common stock. Upon termination or resignation of employment all Class D -stock vested to employee shall convert to Class A stock. Apprce.-ech Mark Hanchett Date: 3-6-1010 Chairman, Director CERTTEICATION L the undusimaed, do hereby ceriify: 1. That ram the duly elected and acting Secretary of .1r.rif Molor _Erze-, and I That the foregoing constitutes a Resolution. of the Board of said corporation, as duly .aavted. at a meeting of the Board of Directors thereof held cn the .6 day of Mardi 20211 WITIESS WHEREOF, I ha.-e hereunto subscribed by name and affixed the sea.3 of sai.d corporato-; this 6 day of Much, 2020. CorporeA Secre4ary. Alif: Moor Vehfclez. .trie 51